Exhibit 12.1

Retail Properties of America, Inc.
Computation of Ratio of Earnings to Fixed Charges
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2013		2012	2011		2010		2009
Earnings
Loss from continuing operations	$(42,855)		$(14,368)	$(71,492)		$(85,683)		$(90,010)
Equity in loss (income) of unconsolidated joint ventures, net	1,246		6,307	6,437		(2,025)		11,299
Gain on sales of investment properties, net	5,806		7,843	5,906		—		—
Adjustments added:
Fixed charges (see below)	150,685		178,306	214,920		234,890		203,073
Distributions on investments in unconsolidated joint ventures	7,105		6,168	2,218		5,721		4,176
Adjustments subtracted:
Interest capitalized	—		—	(197)		(286)		(1,194)
Total earnings	$121,987		$184,256	$157,792		$152,617		$127,344

Fixed charges:
Interest expense	$146,805		$171,295	$203,914		$223,767		$197,654
Co-venture obligation expense (1)	—		3,300	7,167		7,167		597
Interest capitalized	—		—	197		286		1,194
Estimate of interest within rental expense	3,880		3,711	3,642		3,670		3,628
Total fixed charges	$150,685		$178,306	$214,920		$234,890		$203,073

Preferred stock dividends	9,450		263	—		—		—
Total fixed charges and preferred stock dividends	$160,135		$178,569	$214,920		$234,890		$203,073

Ratio of earnings to fixed charges	—	(2)	1.03	—	(2)	—	(2)	—	(2)

Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	1.03	—	(3)	—	(3)	—	(3)

(1)
Represents the preferred return and incentive and other compensation with respect to the IW JV 2009, LLC, or IW JV. The Company redeemed the full amount of the noncontrolling interest on April 26, 2012.

(2)
The ratio was less than 1:1 for the years ended December 31, 2013, 2011, 2010 and 2009 as earnings were inadequate to cover fixed charges by deficiencies of approximately $28.7 million, $57.1 million, $82.3 million and $75.7 million, respectively.

(3)
The ratio was less than 1:1 for the years ended December 31, 2013, 2011, 2010 and 2009 as earnings were inadequate to cover fixed charges by deficiencies of approximately $38.1 million, $57.1 million, $82.3 million and $75.7 million, respectively.